As filed with the Securities and Exchange Commission on July 25, 2012

Registration No. 333-182711

_____________________

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 1 TO THE

FORM F-6

REGISTRATION STATEMENT

under

THE SECURITIES ACT OF 1933

For Depositary Shares Evidenced by American Depositary Receipts

of

POTASH WEST NL

(ABN 62 147 346 334)

(Exact name of issuer of deposited securities as specified in its charter)

N/A

(Translation of issuer's name into English)

THE COMMONWEALTH OF AUSTRALIA

(Jurisdiction of incorporation or organization of issuer)

THE BANK OF NEW YORK MELLON

(Exact name of depositary as specified in its charter)

One Wall Street, New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of depositary's principal executive offices)

_______________________

The Bank of New York Mellon

ADR Division

One Wall Street, 11th Floor

New York, New York 10286

(212) 495-1784

(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Brian D. Obergfell, Esq.

Emmet, Marvin & Martin, LLP

120 Broadway

New York, New York 10271

(212) 238-3032

It is proposed that this filing become effective under Rule 466

[ ] immediately upon filing

[ ] on (Date) at (Time).

If a separate registration statement has been filed to register the deposited shares, check the following box. [ ]

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

The prospectus consists of the proposed revised Form of American Depositary Receipt included as Exhibit A to the revised Form of Deposit Agreement filed as Exhibit 1 to this Pre-Effective Amendment No. 1 to the Registration Statement which is incorporated herein by reference.

PART I

INFORMATION REQUIRED IN PROSPECTUS

Item -1.	Description of Securities to be Registered

Cross Reference Sheet

	Item Number and Caption	Location in Form of Receipt Filed Herewith as Prospectus
	1. Name and address of depositary	Introductory Article
	2. Title of American Depositary Receipts and identity of deposited securities	Face of Receipt, top center
Terms of Deposit:
	(i) The amount of deposited securities represented by one unit of American Depositary Receipts	Face of Receipt, upper right corner
	(ii) The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18
	(iii) The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18
	(iv) The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16 and 18
	(v) The sale or exercise of rights	Articles number 13, 14, 15 and 18
	(vi) The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18
	(vii) Amendment, extension or termination of the deposit agreement	Article number 20 and 21
	(viii) Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11
	(ix) Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22
	(x) Limitation upon the liability of the depositary	Articles number 14, 18 19 and 21
	3. Fees and Charges	Articles 7 and 8
Item - 2.	Available Information
	Public reports furnished by issuer	Article number 11

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item - 3.           Exhibits

a.	Form of Deposit Agreement dated as of ____________, 2012 among Potash West NL, The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Receipts issued thereunder. - Filed herewith as Exhibit 1.

b.	Any other agreement to which the Depositary is a party relating to the issuance of the Depositary Shares registered hereby or the custody of the deposited securities represented. - Not Applicable.

c.	Every material contract relating to the deposited securities between the Depositary and the issuer of the deposited securities in effect at any time within the last three years. - See (a) above.

d.	Opinion of Emmet, Marvin & Martin, LLP, counsel for the Depositary, as to legality of the securities to be registered. - Previously Filed.

e.	Certification under Rule 466 - Not Applicable.

Item - 4.         Undertakings

         Previously Filed.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on July 25, 2012.

Legal entity created by the agreement for the issuance of American Depositary Receipts for Ordinary Shares of Potash West NL.

By: The Bank of New York Mellon,

As Depositary

By: /s/ Joanne Di Giovanni Hawke

Name: Joanne Di Giovanni Hawke

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, POTASH WEST NL has caused this Pre-Effective Amendment No. 1 to the Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Belmont, Australia on July 25, 2012.

POTASH WEST NL

By: /s/ Patrick Bernard David McManus

Name: Patrick Bernard David McManus

Title: Managing Director

Pursuant to the requirements of the Securities Act of 1933, this Pre-Effective Amendment No. 1 to the Registration Statement has been signed by the following persons in the capacities indicated on July 25, 2012.

/s/ Patrick Bernard David McManus	*
Patrick Bernard David McManus	Robert van der Laan
Principal Executive Officer and Managing Director	Principal Accounting and Financial Officer

*	*
Adrian Christopher Griffin	Gary Donald Johnson
Director	Director

*
George Sakalidis
Director

By:	/s/ Patrick Bernard David McManus
Patrick Bernard David McManus
Attorney-in-fact *

AUTHORIZED U.S. REPRESENTATIVE

THE BANK OF NEW YORK MELLON
as Authorized U.S. Representative

By:	/s/ Joanne Di Giovanni Hawke
Name:	Joanne Di Giovanni Hawke
Title:	Managing Director

INDEX TO EXHIBITS

Exhibit

Number                  Exhibit

1                         Form of Deposit Agreement dated as of __________, 2012, among Potash West NL, The Bank of New York Mellon as Depositary, and all Owners and Holders from time to time of American Depositary Shares issued thereunder.